Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
Bath & Body Works, LLC	Delaware
beautyAvenues, LLC	Delaware
Beauty Specialty Holding, LLC	Delaware
L Brands (Overseas), Inc.	Delaware
L Brands Service Company, LLC	Delaware
Luxembourg (Overseas) Holdings S.à.r.l.	Luxembourg
PCAB S.à.r.l.	Luxembourg
Retail Store Operations, Inc.	Delaware

(a)    The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 28, 2023.